SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File Nos. 333-286020, 333-267160, 333-280391, 333-283273) and Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

DUBLIN, Ireland (April 04, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announces the appointment of Susan O’Connor as Interim CFO, succeeding Louise Tallon, who is stepping down as CFO effective 11 April 2025.

Ms. O’Connor is a PwC-trained Chartered Accountant with 20+ years of diverse international experience in several public companies in a variety of sectors including Technology/ICT, Health & Life Sciences, in Sydney, Toronto, London, and Dublin.

The departure of Ms. Tallon is not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company, and the Company wishes Ms. Tallon the best for the future.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible impact of changes in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the Company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Executive Officer

Date: April 4, 2025